Mail Stop 3561

				August 24, 2005

By Facsimile and U.S. Mail

Mr. Kenneth M. Jasinski
Chief Financial Officer
Energy East Corporation
18 Link Drive
Binghamton, NY 13902

		Re:	Energy East Corporation
			Form 10-K for the year ended December 31, 2004
			Filed March 14, 2005
			File No. 1-14766

			Central Maine Power Company
			Form 10-K for the year ended December 31, 2004
			Filed March 14, 2005
			File No. 1-5139

			New York State Electric and Gas Corporation
			Form 10-K for the year ended December 31, 2004
			Filed March 14, 2005
			File No. 1-3103-2

			Rochester Gas and Electric Corporation
			Form 10-K for the year ended December 31, 2004
			Filed March 14, 2005
			File No. 1-672

Dear Mr. Jasinski:

      We have reviewed your filings and have the following
comments.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation.   After
reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Energy East Corporation Form 10-K for the Year Ended December 31,
2004

General

1. While the majority of the proceeding comments were issued under the heading of Energy East Corporation, our review encompassed all 4 registrants enumerated on the facing page of your Form 10-K. Accordingly, most of the comments, while written with Energy East`s specific information, have equal applicability to the related subsidiary(s) narrative or financial statements. Please confirm that in responding to the aforementioned comments you will also respond to the comment to the extent it has any direct or indirect applicability to the related subsidiary(s) registrant.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Natural Gas Delivery Business

2. Explain to us if you have any fixed payments associated with your natural gas agreements, such as amounts related to obtaining firm transportation, and if so, then please explain if such amounts have been included in your contractual obligations table. In this regard, you may want to footnote the nature of "unconditional purchase obligations" in your contractual obligations and commercial commitments disclosure.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Operating Expenses

3. Prospectively, ensure that your narrative regarding changes in revenues and expenses are numerically consistent with the changes reported. For example, you disclose that operating expenses decreased by $84 million in 2004, although your analysis nets to a change of $60 million. While we note you use the word "primarily" in describing the components of the fluctuation, please advise whether such analysis could be enhanced by the addition of the remaining items.


Consolidated Balance Sheets

4. Explain to us what comprises other regulatory assets and liabilities totaling $419,214 million and $107,932 million, respectively. If the detail of the most recent balance sheet is qualitatively or quantitatively different that the preceding year, provide us the detail of the preceding year. Furthermore, please provide a brief description and probability recovery assessment of each regulatory asset you list. You may want to consider enhancing your regulatory asset and liability disclosure in your significant accounting policy note to provide more detail about amounts and descriptions of your other regulatory assets and liabilities. We believe that disclosing the recovery/refund period along with information as to whether previously expended amounts are earning a return is useful information to a reader.

5. Explain to us what comprises other property and investments, net totaling $190,148 million as of December 31, 2004.

Note 1. Significant Accounting Policies

Basic and diluted earnings per share

6. Please tell us the difference between shares excluded from EPS and potentially dilutive common shares. Tell us whether the shares excluded from EPS represent shares underlying options and how the number of shares was calculated.

Depreciation and Amortization

7. Prospectively, present your balances of major classes of unregulated depreciable property by nature or function. See paragraph 5 of APB 12.

8. Please explain what type of generation assets require estimated cost of removal to be included in the determination of depreciation expense. Absent rate recovery for non-SFAS 143 negative salvage costs, we are not clear on the basis for recognition in the income statement. If you are recovering a portion of your non-legal in rates, we believe that a portion of your depreciation expense being recovered represents a regulatory liability. Please explain to us in detail how you are accounting for legal and non-legal closure costs on generation assets and how such amounts are reflected in the balance sheet.



Revenue Recognition

9. Explain to us how you determine what power sales and purchases to the NYISO to net. In this regard, we note a diversity in practice when a central market, such as an ISO exists and the load serving entity buys and sells into the ISO at various times in the day, week or month. Please provide your accounting rationale for the net treatment and contrast your treatment with other utilities that buy and sell into the NYISO.

Other (Income) and Other Deductions

10. Explain to us what comprises miscellaneous income and expenses totaling $20,033 million and $15,023 million, respectively for the year ended December 31, 2004.

Note 2. Sale of Ginna

11. Explain to us management`s intention with respect to Ginna prior to the sale. In this regard, help us understand when management decided to initially sell Ginna. Also, explain what consideration you gave to classification of Ginna as discontinued operations with the related net assets as held for sale.

12. Explain to us why you reduced operating expenses by $111,954 million for the amount of income taxes currently payable. Tell us the amount of deferred tax liabilities recorded at the time of sale related to accelerated depreciation, and explain to us how you reversed such deferred tax liabilities. Furthermore, provide to us a comprehensive listing of the journal entries used to record this sale
transaction, including all tax related entries. Please ensure all journal entries include appropriate explanations. Also, explain to us how the unfunded future income taxes regulatory liability is amortized, and if there is a corresponding equal amortization of a deferred tax asset. Furthermore, explain to us if you are required to record interest payable on any portion of the regulatory gain that
you deferred and have not yet flowed back to ratepayers.   In
short,
please provide us with the narrative behind the entries made for the sale of Ginna.

Note 11. Jointly Owned Plant

13. Your disclosure of CMP`s interest in the 3 nuclear generating facilities suggests direct ownership in the plants. If so, please advise why you utilized the equity method as opposed to industry practice as permitted by SAB Topic 10: C. In addition, tell us whether the disclosure requirements of SAB Topic 10C apply to your ownership interests through Cayuga Energy Inc. If they do, tell us where you classified it in the balance sheet and how you provided the related income statement information. If not applicable, explain the structure of the LLC and joint venture; including the terms of any related power and cost sharing agreement with the involved parties, and why your presentation is in accordance with GAAP.

Note 13. Fair Value of Financial Instruments

14. You disclose that RG&E retained a portion of the decommissioning funds related to the Ginna sale for general corporate purposes;
however note 2 indicates that such funds will be credited to customers, please explain how these 2 statements are consistent.

Note 16. Retirement Benefits

15. Please show us how you are calculating the additional minimum pension liability of $166,418 million as of December 31, 2004. In this regard, you disclose that the accumulated benefit obligation of
CMP`s, CNG`s and SCG`s plans exceeds the fair value of the assets by
$76,536 million.  Please supplementally reconcile the difference.

Central Maine Power Company Form 10-K for the Year Ended December
31,
2004

16. Please address the above comments, as applicable.

Note 5. Long-term Debt

17. Prospectively, enhance your long-term debt table to be more specific with respect to each issuance of debt. In this regard, confirm to us that you will report separately, for each issuance, the date of maturity and the interest rate.  See Rule 5-02 of
Regulation
S-X.  Please disclose the significant terms contained within the bond
indenture, such as the call provisions of each issuance.   To the
extent such debt is not callable, tell us why you have not refinanced your higher rate debt given current prevailing interest rates.

New York State Electric & Gas Corporation Form 10-K for the Year
Ended December 31, 2004

18. Please address the above comments, as applicable.



Note 5. Long-term Debt

19. Prospectively, enhance your other long-term debt table to be more specific with respect to each issuance of debt. In this regard, confirm to us that you will report separately, for each issuance, the date of maturity and the interest rate. See Rule 5-02 of Regulation
S-X.

Rochester Gas and Electric Corporation Form 10-K for the Year
Ended
December 31, 2004

20. Please address the above comments, as applicable.

Note 6. Long-term Debt

21. Prospectively, enhance your other long-term debt table to be more specific with respect to each issuance of debt. In this regard, confirm to us that you will report separately, for each issuance, the date of maturity and the interest rate. See Rule 5-02 of Regulation
S-X.

Energy East Corporation Form 10-Q for the period ended June 30,
2005

Condensed Consolidated Statements of Income

22. We note that you recorded a gain of $340,739 million related to the sale of Ginna and deferred $228,785 of this gain for the year ended December 31, 2004. We further note that you reported asset sale gains and deferrals of $319,487 million and $214,368 million for the six months ended June 30, 2004. Please explain in detail the differences in the reported amounts. We may have further comment.

Operating Expenses

23. You indicate that operating expenses increased by $6 million as a result of higher stock option expense. Please explain to us in detail why your stock option expensed increased for the three months ended June 30, 2005. Compare this increase with your reported decrease of $10 million in stock option expense that you disclosed in the quarter ended March 31, 2005.

```		```````````````````````````````````````````````Please
respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3849. Any other questions regarding disclosures issues may be directed to H.
Christopher Owings, Assistant Director at (202) 551-3725.

		Sincerely,



		Jim Allegretto
		Senior Assistant Chief Accountant

`
??

??

??

??

Mr. Kenneth M. Jasinski
Energy East Corporation
August 24, 2005
Page 7